FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION   OMB Approval
                  Washington, D.C.  20549              OMB Number 3235-0287
                                                       Expires:  September
                                                                 30, 1998
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP     Estimated average
                                                       burden hours per
                                                       response . . . 0.5
   [ ]  Check this box if no longer
        subject to Section 16.            Filed pursuant to Section 16(a) of
        Form 4 or Form 5                 the Securities Exchange Act of 1934,
        obligations may continue.        Section 17(a) of the Public Utility
        See Instruction 1(b).            Holding Company Act of 1935 or
                                         Section 30(f) of the Investment
                                         Company Act
              (Print or Type Responses)

    1.   Name and Address of    2.   Issuer Name and Ticker or Trading Symbol  6.   Relationship of Reporting Person to Issuer
         Reporting Person                                                                   (Check all applicable)

                                                                                 ___   Director              ___   10% Owner
       HEIM   RALPH     W.                TRAILER BRIDGE, INC. (TRBR)             X    Officer (give         ___   Other (specify
      (Last) (First)  (Middle)              	                                                title                     below)
                                                                                                below)
                               3.   IRS or Social      4.   Statement for
                                    Security                  Month/Year                      President and COO
      10405 New Berlin Road,        Number of                                                 -----------------
       East                         Reporting               January 1998
             (Street)               Person
                                    (Voluntary)
                                                       5.   If Amendment,     7. Individual or Joint/Group Filing (Check
                                                            Date of                Applicable Line)
                                                            Original             X   Form filed by One Reporting Person
      Jacksonville   Florida                                (Month/Year)        ___  Form filed by More than One Reporting
                     32226                                                           Person
      (City)         (State)
                     (Zip)              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

    1. Title of Security       2.Trans-     3. Trans-   4.  Securities        5.  Amount of Securities       6. Owner-  7.  Nature
       (Instr. 3)                action        action       Acquired (A)          Beneficially Owned at End     ship        of In-
                                 Date          Code         or Disposed of (D)    of Month (Instr. 3 and 4)     Form:       direct
                                 (Month/       (Instr.      (Instr. 3, 4 and                                    Direct      Bene-
                                 Day/           8)            5)                                                (D) or      ficial
                                 Year)                                                                          Indirect    Owner-
                                                                                                                (I)         ship
                                                                                                                (Instr.     (Instr.
                                                                                                                4)          4)
                                               Code   V   Amount   (A) or    Price
                                                                   (D)

    Common Stock                                                                                1,000             D

    Common Stock                                                                                2,000             I        Through
                                                                                                                             IRA


                                                                               TOTAL            3,000


   Reminder:  Report on a separate line for each class of securities
              beneficially owned directly or indirectly.                                                                     (Over)
   *  If the form is filed by more than one reporting                                                               SEC 1474 (7/96)
      person, see instruction 4(b)(v).

   FORM 4          Table II - Derivative Securities Acquired, Disposed of,
   (continued)   or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


    1. Title       2. Conver-       3. Trans-       4. Trans-       5. Number       6. Date Exer-
       of             sion or          action          action          of              cisable
       Deriv-         Exercise         Date            Code            Deriv-          and
       ative          Price of         (Month/         (Instr.         ative           Expiration
       Security       Derivative       Day/Year)       8)              Securities      Date (Month/
       (Instr.        Security                                         Acquired        Day/Year)
       3)                                                              (A) or
                                                                       Disposed
                                                                       of (D)
                                                                       (Instr. 3,      Date         Expira-
                                                                       4 and 5)        Exer-        tion
                                                                                       cisable      Date
                                                    Code   V           (A)    (D)

   Option to
   Purchase (1)       $10.00          07/22/97       A     V          10,205           07/29/98     07/22/07

   Option to
   Purchase (1)       $10.00          07/22/97       A     V          10,205           07/29/99     07/22/07

   Option to
   Purchase (1)       $10.00          07/22/97       A     V          10,205           07/29/00     07/22/07

   Option to
   Purchase (1)       $10.00          07/22/97       A     V          10,205           07/29/01     07/22/07

   Option to
   Purchase (1)       $10.00          07/22/97       A     V          10,205           07/29/02     07/22/07

   Option to
   Purchase (2)       $10.00          01/16/98       A     V           8,000           01/16/99     01/16/08

   Option to
   Purchase (2)       $10.00          01/16/98       A     V           8,000           01/16/00     01/16/08

   Option to
   Purchase (2)       $10.00          01/16/98       A     V           8,000           01/16/01     01/16/08

   Option to
   Purchase (2)       $10.00          01/16/98       A     V           8,000           01/16/02     01/16/08

   Option to
   Purchase (2)       $10.00          01/16/98       A     V           8,000           01/16/03     01/16/08




   7. Title and         8. Price of        9. Number of       10. Ownership        11. Nature
      Amount of            Derivative         Derivative          Form of              of In-
      Underlying           Security           Securities          Derivative           direct
      Securities           (Instr. 5)         Beneficially        Security;            Bene-
      (Instr. 3                               Owned at End        Direct (D)           ficial
       and 4)                                 of Month            or Indirect          Owner-
                                              (Instr. 4)          (I) (Instr.          ship
                                                                  4)                   (Instr. 4)
   Title     Amount or
             Number of
             Shares



   Common      10,205                           10,205                 D
   Stock

   Common      10,205                           10,205                 D
   Stock

   Common      10,205                           10,205                 D
   Stock

   Common      10,205                           10,205                 D
   Stock

   Common      10,205                           10,205                 D
   Stock

   Common       8,000                            8,000                 D
   Stock

   Common       8,000                            8,000                 D
   Stock

   Common       8,000                            8,000                 D
   Stock

   Common       8,000                            8,000                 D
   Stock

   Common       8,000                            8,000                 D
   Stock


   Explanation of Responses:

   (1) Grant of employee stock options under Rule 16b-3 plan. Options vest 20% per year beginning July 29, 1998.

   (2) Grant of employee stock options under Rule 16b-3 plan. Options vest 20% per year beginning January 16, 1999.


   **Intentional misstatements or omissions           *
     of facts constitute Federal Criminal      ----------------      02/09/98
     Violations.  See 18 U.S.C. 1001 and       ** Signature of          Date
     15 U.S.C. 78ff(a).                        Reporting Person

   Note:   File three copies of this Form,
           one of which must be manually
           signed.  If space provided is      *By: /s/ William G. Gotimer, Jr.
           insufficient, see Instruction           William G. Gotimer, Jr.
           6 for procedure.                        Attorney-in-Fact

   Potential persons who are to respond to the
   collection of information contained in this
   form are not required to respond unless the                          Page 2
   form displays a currently valid OEM Number.                 SEC 1474 (7/96)